BPD

06003905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53455

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCATOR SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11911 FREEDOM DRIVE
(No. and Street)

RESTON (City) VA (State) 20190 (Zip Code)

PROCESSED
APR 2 1 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARS HANAN (703) 995-5532
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATTHEWS, CARTER AND BOYCE, P.C.
(Name – *if individual, state last, first, middle name*)

11320 (Address) RANDOM HILLS ROAD (City) FAIRFAX VA (State) 22030-7427 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH. D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RHODRIC C. HACKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCATOR SECURITIES, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHAIRMAN & CEO
Title

[signature]
Notary Public

Embossed Hereon is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires September 30, 2007
SUSANNA W. DURAN

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCATOR SECURITIES LLC

AUDITED FINANCIAL STATEMENTS

AND

OTHER FINANCIAL INFORMATION

DECEMBER 31, 2005 AND 2004

Table of Contents

MATTHEWS, CARTER AND BOYCE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Managing Member
Mercator Securities LLC
Reston, Virginia

We have audited the accompanying statements of financial condition of Mercator Securities LLC as of December 31, 2005 and 2004, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercator Securities LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matthews, Carter and Boyce

Fairfax, Virginia
February 21, 2006

11320 Random Hills Road • Suite 600 • Fairfax, Virginia 22030-7427 • TEL: 703-218-3600 • FAX: 703-218-1808

MERCATOR SECURITIES LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 247,260	$ 341
Accounts receivable	36,872	585,986
Due from affiliate	160,777	67,476
TOTAL ASSETS	$ 444,909	$ 653,803
LIABILITIES AND MEMBER'S EQUITY		
Member's equity	$ 444,909	$ 653,803
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 444,909	$ 653,803

The accompanying notes are an integral part of these statements.

MERCATOR SECURITIES LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Retainer fees	$ 424,016	$ 430,200
Success fees	1,759,342	1,217,748
Reimbursed expense	1,681	—
Interest income	7,155	537
Total Revenues	$ 2,192,194	$ 1,648,485
EXPENSES		
Bank service charges	$ 406	$ 409
Bad debt	20	—
Consulting	625,649	41,439
Data Services	64,789	37,157
Insurance	—	1,148
Licenses and permits	1,100	4,629
Office supplies	50,656	44,810
Outside services	—	1,109
Payroll expense	20,497	8,693
Printing and reproduction	—	6,468
Professional fees	21,922	8,644
Rent	98,424	54,867
Salaries	334,128	129,718
Telephone	27,832	25,634
Travel and entertainment	141,919	64,051
Total Expenses	$ 1,387,342	$ 428,776
NET INCOME	$ 804,852	$ 1,219,709

The accompanying notes are an integral part of these statements.

MERCATOR SECURITIES LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

BALANCE, JANUARY 1, 2004	$ 17,994
Net income	1,219,709
Distributions to member	(583,900)
BALANCE, DECEMBER 31, 2004	$ 653,803
Net income	804,852
Distributions to member	(1,013,746)
BALANCE, DECEMBER 31, 2005	$ 444,909

The accompanying notes are an integral part of these statements.

MERCATOR SECURITIES LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 804,852	$ 1,219,709
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	549,114	(585,986)
Prepaid expense	—	96
Due from affiliate	(93,301)	(67,476)
Net Cash Provided by Operating Activities	$ 1,260,665	$ 566,343
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions	(1,013,746)	(583,900)
NET INCREASE (DECREASE) IN CASH	$ 246,919	$(17,557)
CASH, BEGINNING OF YEAR	341	17,898
CASH, END OF YEAR	$ 247,260	$ 341

The accompanying notes are an integral part of these statements.

MERCATOR SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 1. Organization

Mercator Securities LLC was organized on July 27, 2001 as a Delaware limited liability company. The Company is a registered broker-dealer and member firm of the National Association of Securities Dealers (NASD). Mercator Securities is a wholly-owned subsidiary of Mercator Capital, LLC.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents
The Company maintains cash balances which may exceed federally insured limits. The Company does not believe that this results in any significant credit risk.

For purposes of financial statement presentation, the Company considers investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus, trade receivables do not bear interest. Accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. There is no allowance for uncollectible accounts at December 31, 2005 and 2004.

Revenue Recognition
The accompanying financial statements are prepared on the accrual basis. Fees are recognized in accordance with the contractual terms of client engagements. These engagements may provide for monthly retainers in addition to success fees upon completion of the engagement. Expenses are recognized when incurred.

Income Taxes
The Company was organized as a limited liability company and has elected not to be treated as an association for Federal income tax purposes. Under these provisions, the Company does not pay Federal or state income taxes. The member is liable for any Federal or state income taxes on the Company's taxable income. Consequently, income taxes have not been recorded in the accompanying financial statements.

Use of Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2005 and 2004, the Company had net capital of $247,260 and $334, respectively, which was $242,260 in excess and $(4,666) deficient, respectively, of its required net capital of $5,000. The Company did not have any liabilities at December 31, 2005 and 2004. The Company had an aggregated indebtedness to net capital ratio of -0- at December 31, 2005 and 2004.

The Company had a net capital deficiency during the period from December 20, 2004 through January 4, 2005. The Company has resolved this issue with the NASD Philadelphia District office.

Note 4. Reserve Requirements

The Company is exempt from provisions of the Securities and Exchange Commission Reserve Requirement Rule 15c3-3 under clause (k)(2)(i), in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold any securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers".

Note 5. Related Party Transactions

Prior to April 1, 2004, the Company's member (Mercator Capital, LLC) agreed to pay certain operating expenses incurred by the Company. The agreement includes, among other items, rent and personnel costs.

In May, 2004, the Company entered into a new management agreement with its member. Under the agreement operating costs are divided between the Company and its member using a reasonable allocation methodology as specified in the agreement. The agreement was applied effective April 1, 2004.

At December 31, 2005 and 2004, there was a receivable from the Company's member of $160,777 and $62,476, respectively, relating to the management agreement.

Note 6. Significant Customers

The Company was engaged under contracts with two entities that represented approximately 64% of total revenues in 2005.

MERCATOR SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF

THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Total member's equity from the statement of financial condition	$ 444,909	$ 653,803
Deduct member's equity not allowable for net capital	—	—
Total Member's Equity Qualified for Net Capital	$ 444,909	$ 653,803
A. Add, liabilities subordinated to claims of general creditors allowable in computation of net capital	—	—
B. Other (deductions) or allowable credits	—	—
Total Capital and Allowable Subordinated Liabilities	$ 444,909	$ 653,803
Deduction and/or charges:		
A. Total nonallowable assets from statement of financial condition	(197,649)	(653,462)
B. Secured demand note deficiency	—	—
C. Commodity futures contracts and spot commodities – proprietary capital charges	—	—
D. Other deductions and/or charges	—	—
Net Capital Before Haircuts on Securities Positions	$ 247,260	$ 341
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments	—	—
B. Subordinated securities borrowing	—	—
C. Trading and investment securities:		
1. Exempted securities	—	—
2. Debt securities	—	—
3. Options	—	—
4. Other securities	—	(7)
D. Undue concentration	—	—
E. Other (list)	—	—
Net Capital	$ 247,260	$ 334

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report, as filed (and amended), at December 31, 2005 and 2004. (Part IIA-Form X-17A-5)

MERCATOR SECURITIES LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND COMPUTATION OF AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		2005	2004
Computation of Basic Net Capital Requirement			
11.	Minimum net capital required (12 1/2% of line 19)	—	—
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000	5,000
13.	Net capital requirement	5,000	5,000
14.	Excess (deficient) net capital	242,260	(4,666)
15.	Excess (deficient) net capital1000%	247,260	334
Computation of Aggregated Indebtedness			
16.	Total A.1 liabilities from statement of financial condition	—	—
17.	Add:		
	A. Drafts for immediate credit	—	—
	B. Market value of securities borrowed for which no equivalent value is paid or credited	—	—
	C. Other recorded amounts	—	—
19.	Total aggregated indebtedness	—	—
20.	Percentage of aggregated indebtedness to net capital	0%	0%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report, as filed (and amended), at December 31, 2005 and 2004. (Part IIA-Form X-17A-5)

MATTHEWS, CARTER AND BOYCE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control

Managing Member
Mercator Securities LLC
Reston, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Mercator Securities LLC as of and for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a(5)(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11320 Random Hills Road • Suite 600 • Fairfax, Virginia 22030-7427 • TEL: 703-218-3600 • FAX: 703-218-1808

Independent Auditors' Report on Internal Control (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matthews, Carter and Boyce

Fairfax, Virginia
February 21, 2006